Exhibit 1.4

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

CDC SOFTWARE PROPOSES INCREASED OFFER TO THE SHAREHOLDERS OF ONYX

[Atlanta and Hong Kong, June 20, 2006] CDC Corporation (NASDAQ: CHINA; website: www.cdccorporation.net) today announced that CDC Software, a wholly owned subsidiary of CDC Corporation, is making a superior proposal to the board of directors of Onyx Software (NASDAQ: ONXS) for a strategic transaction that would combine Onyx Software with CDC Software.

Subject to CDC Software being granted the opportunity to conduct and complete due diligence to its satisfaction, under the terms of CDC Software’s new proposal, each Onyx shareholder would have a choice to receive, for each Onyx share, consideration consisting of either (a) all-cash or (b) cash-and-shares in CDC Corporation.

In the event an Onyx shareholder elects to receive all-cash consideration, such shareholder would receive, for each Onyx share, $4.85 per share in cash. In the event an Onyx shareholder elects to receive cash-and-shares, such shareholder would receive, for each Onyx share, $5.00 per share comprised of 50 percent (or $2.50) in cash and 50 percent (or $2.50) in registered Class A Common Shares of CDC Corporation. The proposal represents a premium of up to 4.2% in excess of the publicly announced offer made by M2M of $4.80 per share in cash, excluding the effect of the $4.5 million in break-fees and expenses Onyx would be required to pay to M2M. It is estimated that based upon approximately 18.5 million Onyx shares outstanding, the break-fees and expenses Onyx would be required to pay to M2M amount to in excess of $0.24 per Onyx share.

CDC Software’s management awaits a response from the independent members of Onyx’s board of directors to its proposal.

“We remain firm in our belief in the benefits of a combination, particularly between our Pivotal CRM division and Onyx,” said Eric Musser, executive vice president of strategy, mergers and acquisitions for CDC Software. “This potential combination harbors benefits for both shareholders and customers of Onyx, including complementary industry specialization, products, geographic markets, sales channels and marketing strategies.”

Mr. Musser added. “As an Onyx shareholder, we were disappointed to see the unusually high break-fees and expense obligations in their current M2M agreement. As we have indicated in recent months, we remain flexible and open to exploring options with the Onyx management team, assuming that we have the opportunity to perform due diligence under the conditions afforded to other interested parties. In the interest of maximizing the value for their shareholders, we hope that the Onyx board of directors will give due consideration to our proposal.”

The management of CDC Software believes that its proposal is superior to all outstanding offers for Onyx, given the per share price being offered, the liquidity and appreciation in value of CDC Corporation stock, its strong cash position, and the continuing growth in its revenues and profitability. CDC Software urges Onyx’s board of directors to consider this proposal, and provide CDC Software with the opportunity to conduct due diligence as other potential acquiring companies have had.

This communication is not a solicitation of a proxy from any security holder of Onyx. Nor is this communication an offer to purchase or a solicitation of an offer to sell securities.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corp. (NASDAQ: CHINA). For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.